Exhibit 99.1

Arrival and Kensington Capital Acquisition Corp. V Agreed to Terminate Business Combination Agreement

•	Kensington Capital Acquisition Corp V (NYSE: KCGI.U) and Arrival (Nasdaq: ARVL) have agreed to terminate the business combination agreement signed April 6, 2023

•	Following the termination of the agreement, Arrival intends to pursue alternative fundraising opportunities.

•	Arrival has engaged TD Cowen to assist in developing other strategic opportunities.

LUXEMBOURG and WESTBURY, N.Y. – July 3, 2023 – Arrival (Nasdaq: ARVL) (“Arrival” or the “Company”), inventor of a unique new method of design and production of electric vehicles (“EVs”), and Kensington Capital Acquisition Corp. V (“Kensington”) (NYSE: KCGI.U), a special purpose acquisition company, today announced that both companies have agreed to terminate the business combination agreement (“BCA”) initially signed April 6, 2023.

Arrival intends to redirect its focus towards advancing other opportunities. The Company has engaged the services of TD Cowen and Teneo Financial Advisory to ensure the company’s seamless transition and to pursue alternative avenues that will provide the company with additional liquidity.

TD Cowen’s extensive expertise in financial advisory services and deep industry knowledge, will bolster the Company’s efforts in capitalizing on emerging opportunities and accelerating its progress.

About Arrival

Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (Nasdaq: ARVL) is a joint stock company governed by Luxembourg law.

About Kensington Capital Acquisition Corp. V

Kensington Capital Acquisition Corp. V (NYSE: KCGI.U) is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with a business in the industrial sector. Kensington’s management team of Justin Mirro, Dan Huber, John Arney, Peter Goode, and Julian Ameler is supported by a board of independent directors including William Kassling, Anders Pettersson, Mitchell Quain, Mark Robertshaw, and Nickolas Vande Steeg.

For additional information, please visit autospac.com.

Contacts:

For Arrival

Media

pr@arrival.com

Investors

Cody Slach and Tom Colton

Gateway Group

949-574-3860

ARVL@gatewayir.com

IR@arrival.com

For Kensington

Dan Huber

Chief Financial Officer

dan@kensington-cap.com

703-674-6514

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally are identified by the words “believe,” “target,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “positioned,’ “strategy,” “outlook,” “future,” “opportunity,” “plan,” “potential,” “predict,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors relating to Kensington’s and Arrival’s operations and business environment, all of which are difficult to predict and many of which are beyond Arrival’s control. Except as required by applicable law, Arrival assumes no obligation to and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this press release or elsewhere might not occur.

Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Except as required by applicable law, neither the Company, Kensington, nor any of their respective affiliates assume any obligation to and does not intend to update or revise these forward-looking statements after the date of the respective Materials, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in the Materials or elsewhere might not occur. The Company does not give any assurance that it will achieve its expectations.

Neither the Company, Kensington nor their advisers and/or agents undertake any obligation to provide the recipient with access to any additional information or to update these materials or any additional information or to correct any inaccuracies in any such information which may become apparent except as required under applicable law and regulation.